================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY, 2003

                         Commission File Number 0-26414

                         GLOBETECH VENTURES CORPORATION
                         -------------------------------
                               (Registrant's name)

                        SUITE 402 - 750 W. PENDER STREET
                   VANCOUVER, BRITISH COLUMBIA, CANADA V6C 2T7
                   -------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F [X]                       Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


             Yes [ ]                             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

================================================================================

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Globetech Ventures Corporation signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 19, 2003
       Globetech Ventures Corporation

By:

/s/ Dilbagh Gujral
-----------------------------
Dilbagh Gujral
President

                            GLOBETECH VENTURES CORP.

                        NOTICE OF ANNUAL GENERAL MEETING

     NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of Globetech Ventures Corp. (hereinafter called the "Company") will be held at the Walker Room, Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia on March 13, 2003 at the hour of 10:30 in the forenoon for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the periods ended September 30, 2002, and the report of the auditor thereon;

(b) To re-appoint Fernandez Young & Associates, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

(d)  To determine the number of Directors at four;

(e)  To elect Directors for the ensuing year;

(f) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

     Members who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the office of Gregory S. Yanke Law Corporation, 200 - 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

     DATED at the City of Vancouver, in the Province of British Columbia, as of the 17th day of February, 2003.

                                       BY ORDER OF THE BOARD OF DIRECTORS

                                       /s/ Dilbagh S. Gujral
                                       ----------------------------------
                                       Dilbagh S. Gujral
                                       President

                            GLOBETECH VENTURES CORP.
                              402 - 750 West Pender
                           Vancouver, British Columbia
                                     V6C 2T7

                             Telephone: 604-688-0044

                              INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT FEBRUARY 17, 2003 FOR THE ANNUAL GENERAL MEETING OF MEMBERS TO BE HELD ON MARCH 13, 2003.

This Information Circular is furnished in connection with the solicitation of proxies by management of Globetech Ventures Corp. (the "Company") for use at the Annual General Meeting of Members to be held on March 13, 2003 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF THE COMPANY'S SOLICITOR AT 200 - 675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, V6B 1N2, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxy holder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxy holder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The voting securities of the Company consist of common shares without par value. As at the date of this Information Circular, 9,489,939 common shares without par value were issued and outstanding, each such share carrying the right to one vote at the Meeting. The Directors have fixed February 6, 2003 as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company that are issued as of the record date other than:

Name                             No. of Shares               Percentage
----                             -------------               ----------
Dilbagh S. Gujral                1,192,521                   12.57%


ELECTION OF DIRECTORS

At the last Annual General Meeting of Members, the number for which positions exist on the Company's Board had been fixed at four. If the proposed resolution is passed, the number of Directors will remain at four.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the Company Act or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE                                       PERIOD FROM WHICH
AND PRESENT POSITION             PRINCIPAL                        NOMINEE HAS BEEN      APPROXIMATE NUMBER OF
WITH THE COMPANY                 OCCUPATION                       DIRECTOR              VOTING SECURITIES*
---------------------------      ----------------------------     -----------------     ---------------------

DILBAGH S. GUJRAL                Self Employed Businessman           July, 1992         1,192,521
British Columbia
President and Director

DONALD J. MACPHEE                Chartered Accountant and          February, 2000             Nil
British Columbia                 Self Employed Businessman
Director

JAMES H. DIFFENDORFER            Flight Simulator Instructor        March, 2000               Nil
Washington, U.S.A.               and Flight Operations
Director                         Technical Writer with Boeing
                                 Company

C. ALLAN BRANT                   Self Employed Cost Reduction       March, 1994               Nil
British Columbia                 Analyst
Director


*Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. Dilbagh S. Gujral, Donald J. MacPhee, and C. Allan Brant are the three directors elected by the Board of Directors of the Company to the Audit Committee.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

SUMMARY OF EXECUTIVE COMPENSATION

Dilbagh S. Gujral acted as President and Chief Executive Officer of the Company during the most recently completed three fiscal years and the twelve-month period ended September 30, 2002. The following table discloses annual salary and bonus compensation and long-term compensation received or incurred by these officers of the Company (the "Named Executive Officers") during the financial years ending September 30, 2001, 2000 and 1999, being the three most recently completed financial years, as well as the six-month period ended June 30, 2002. No other officer's annual compensation during such periods exceeded $100,000.00.

                           SUMMARY COMPENSATION TABLE

========================================================================================================================
                                       Annual Compensation                   Long-Term Compensation
                                -------------------------------     --------------------------   -------
                                                                              Awards             Payouts
                                                                    --------------------------   -------
                                                                    Securities
                                                                      Under       Restricted
                                                                     Options/      Shares or
 Name and Principal                                 Other Annual       SARs       Restricted      LTIP       All Other
      Position          Year     Salary    Bonus    Compensation     Granted      Share Units    Payouts    Compensation
                                  ($)       ($)          ($)           (#)           ($)           ($)          ($)
         (a)             (b)      (c)       (d)          (e)           (f)           (g)           (h)          (i)
--------------------    ----    -------    -----    ------------    ----------    -----------    -------    ------------
DILBAGH GUJRAL          2002    $30,000     Nil          Nil         235,000         Nil           Nil          Nil
President and C.E.O.    2001    $30,000     Nil          Nil           Nil           Nil           Nil          Nil
                        2000    $30,000     Nil          Nil         235,000         Nil           Nil          Nil
                        1999    $30,000     Nil          Nil          70,667         Nil           Nil          Nil
========================================================================================================================

(1) Subsequent to the fiscal year, these incentive stock options expired unexercised.

LONG-TERM INCENTIVE PLANS

The Company does not have a long-term incentive plan for its Directors or officers.

OPTIONS AND STOCK APPRECIATION RIGHTS ("SARS")

The Company intends to reserve treasury shares of the Company for issuance to directors and key employees pursuant to stock option agreements entered into with them or to be entered into with them subject to regulatory approval and subject to member approval being obtained with respect to options granted to Insiders of the Company. Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

No options and SARs were granted to the Named Executive Officers during the most recently completed financial year.

At September 30, 2002, the following options were outstanding to the Named Executive Officers:

       AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
            FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

========================================================================================
                                                                             Value of
                                                                          Unexercised in
                                                         Unexercised        the Money
                                                        Options/SARs     Options/SARs at
                                                          at FY-End           FY-End
                       Securities                            (#)               ($)
                        Acquired     Aggregate Value
                      on Exercise       Realized        Exercisable/       Exercisable/
      Name                (#)              ($)          Unexercisable     Unexercisable
      (a)                 (b)              (c)               (d)               (e)
---------------       ----------     --------------     -------------     --------------
DILBAGH GUJRAL            Nil              N/A             235,000             N/A
========================================================================================

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended September 30, 2001 or the current financial year in view of compensating such Officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

COMPENSATION OF DIRECTORS

During the most recently completed financial year the directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

No options were exercised by, or outstanding to, non-executive directors during the financial year ended September 30, 2002.

MANAGEMENT CONTRACTS

The Company is a party to an agreement with a private company owned by Dilbagh
S. Gujral, President and a Director of the Company, whereby Mr. Gujral is engaged to perform certain management relations services on behalf of the Company at a fee of $2,500 per month.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company has been indebted to the Company or its subsidiary during the financial year ended September 30, 2002.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

MATTERS TO BE ACTED UPON

The Directors and Officers of the Company have an interest in the resolutions concerning stock options and the ratification of acts of Directors. Otherwise no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

APPOINTMENT OF AUDITOR

The Company proposes to re-appoint Fernandez Young & Associates, Chartered Accountants, of Vancouver, British Columbia as auditor for the company.

DIRECTORS' AND KEY EMPLOYEES STOCK OPTIONS

Shareholders will be asked to authorize the Board of Directors, in its sole discretion, to grant or amend stock options for insiders of the Company and/or its subsidiaries, at such prices and amounts and on such terms as may be acceptable to the applicable regulatory authorities.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

Dated at Vancouver, British Columbia, this 17th day of February, 2003.

                                       BY ORDER OF THE BOARD OF DIRECTORS

                                       /s/ Dilbagh S. Gujral
                                       -----------------------------------
                                       Dilbagh S. Gujral, President

                            GLOBETECH VENTURES CORP.

                       CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2002

                              (SEPTEMBER 30, 2001)

                            GLOBETECH VENTURES CORP.

                       CONSOLIDATED FINANCIAL STATEMENTS

                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2002

                              (SEPTEMBER 30, 2001)




CONTENTS                                                            PAGE
--------                                                            ----

AUDITORS REPORT                                                     1

CONSOLIDATED BALANCE SHEET                                          2

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT                    3

CONSOLIDATED STATEMENT OF CASH FLOWS                                4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                      5-14

                                AUDITORS' REPORT

To the Shareholders of
Globetech Ventures Corp.

We have audited the consolidated balance sheet of Globetech Ventures Corp. as at September 30, 2002, the consolidated statement of operations and deficit and the statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

Management has advised us that due to the timing of the audit that the current status of the Company's various subsidiaries is not to be confirmed. As a result, we are unable to determine whether the company's various subsidiaries remain inactive in the current year.

In our opinion, except for the effects of adjustments, if any, which we might have determined necessary had we been able to confirm the current status of the Company's various subsidiaries, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of the Province of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

The financial statements as at September 30, 2001 and for the year then ended were audited by another auditor who expressed an opinion without reservation on those financial statements in their report dated February 20, 2002.


                                               /s/  Fernandez Young & Associates
                                               Certified General Accountants
                                               Vancouver, Canada
                                               February 3, 2003

                             GLOBETECH VENTURES INC.
                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 2002
     (WITH COMPARATIVE AUDITED CONSOLIDATED FIGURES FOR SEPTEMBER 30, 2001)

                                                      2002             2001
                                                 ------------      ------------
                                                                    (Note 17)
                                     ASSETS

Current Assets
   Cash                                          $      1,871      $     81,297
   Account receivable                                  18,910              --
   Due from related party (Note 6)                     20,186              --
   Goods and services tax recoverable                   4,947               980
   Prepaid expenses                                     3,054              --
                                                 ------------      ------------
                                                       48,968            82,277
Property, Plant and Equipment (Note 7)                  5,799             8,172
                                                 ------------      ------------
                                                 $     54,767      $     90,449
                                                 ============      ============


                                  LIABILITIES

Current Liabilities
   Accounts payable and accrued liabilities      $    166,961      $    193,915
   Due to related parties (Note 8)                    192,743            75,171
   Loans from related parties (Note 9)                549,834           392,943
                                                 ------------      ------------
                                                      909,538           662,029
   Deposit (Note 10)                                   36,522              --
                                                 ------------      ------------
                                                      946,060           662,029
                                                 ------------      ------------

                       SHAREHOLDERS' EQUITY (DEFICIENCY)

Share Capital (Note 11)                            27,873,683        27,873,683
Deficit                                           (28,764,976)      (28,445,263)
                                                 ------------      ------------
                                                     (891,293)         (571,580)
                                                 ------------      ------------
                                                 $     54,767      $     90,449
                                                 ============      ============



Approved on Behalf of the Board:


/s/  Dilbagh S. Gujral                       /s/  Allan Brant
-----------------------------------          -----------------------------------
Director                                     Director


   The accompanying notes are an integral part of these financial statements.

                            GLOBETECH VENTURES CORP.
                CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
                      FOR THE YEAR ENDED SEPTEMBER 30, 2002
           (WITH COMPARATIVE AUDITED CONSOLIDATED FIGURES FOR THE YEAR
                           ENDED SEPTEMBER 30, 2001)


                                                       2002             2001
                                                   -----------      -----------
                                                                     (Note 17)
ADMINISTRATION COSTS:
   Accounting and legal                            $    20,488      $    56,840
   Amortization                                          2,373            2,134
   Automobile                                            1,414             --
   Consulting fees                                      38,151           73,644
   Insurance                                             8,444             --
   Interest and bank charges                            35,921           32,813
   Management fees                                      30,000           30,000
   Office and miscellaneous                             15,371           30,769
   Public relations consulting                          57,918          154,780
   Regulatory and transfer agent fees                    5,199            6,466
   Rent                                                 23,862           14,735
   Salaries and wages                                   17,373           15,464
   Telephone                                             6,524           11,375
   Trade shows, advertising and conferences              3,874           36,204
   Travel and promotion                                 12,952          100,893
                                                   -----------      -----------
TOTAL ADMINISTRATION COSTS INCURRED DURING
   THE YEAR                                            279,864          566,117

OTHER ITEMS:
   Equity loss from investment (Note 5)                   --            102,449
   Foreign exchange loss (gain)                            204          (18,144)
   Impairment of notes receivable (Note 4)              77,555        1,290,390
   Interest income                                        (159)         (88,998)
   Write-down of investment (Note 5)                      --             89,626
   Recovery of subsidiaries (Note 10)                  (37,751)        (118,748)
                                                   -----------      -----------
NET LOSS FOR THE YEAR                                  319,713        1,822,692
DEFICIT AT BEGINNING OF YEAR                        28,445,263       26,622,571
                                                   -----------      -----------
DEFICIT AT END OF YEAR                             $28,764,976      $28,445,263
                                                   ===========      ===========

Loss per share                                     $     (0.03)     $     (0.27)
                                                   ===========      ===========


   The accompanying notes are an integral part of these financial statements.

                            GLOBETECH VENTURES CORP.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED SEPTEMBER 30, 2002
          (WITH COMPARATIVE AUDITED CONSOLIDATED FIGURES FOR THE YEAR
                            ENDED SEPTEMBER 30, 2001)

                                                              2002             2001
                                                           ---------       -----------
                                                                            (Note 17)
OPERATING ACTIVITIES:
  Net loss for the year                                    $(319,713)      $(1,822,692)
  Adjustments:
     Accrued interest on notes receivable                       --             (81,669)
     Amortization                                              2,373             2,134
     Equity loss from investment                                --             102,449
     Impairment of notes receivable                           77,555         1,290,390
     Loss (gain) on conversion of foreign currencies             204           (18,144)
     Write-down of investment                                   --              89,626
                                                           ---------       -----------
                                                            (239,581)         (437,906)
  Changes in non-cash working capital items:
     Account receivable                                      (18,910)             --
     Due from related party                                  (20,186)             --
     Goods and services tax recoverable                       (3,967)            2,144
     Prepaid expenses                                         (3,054)             --
     Accounts payable and accrued liabilities                (26,954)           16,939
     Due to related parties                                  274,463           536,890
                                                           ---------       -----------
                                                             (38,189)          118,067
                                                           ---------       -----------
FINANCING ACTIVITIES:
  Deposit                                                     36,522              --
  Net proceeds on issuance of capital stock                     --             411,348
                                                           ---------       -----------
                                                              36,522           411,348
                                                           ---------       -----------
INVESTING ACTIVITIES:
  Notes receivable advances                                  (77,555)         (839,519)
  Additions to capital assets                                   --              (5,727)
                                                           ---------       -----------
                                                             (77,555)         (845,246)
                                                           ---------       -----------
Gain (loss) on conversion of foreign currencies                 (204)           18,144
                                                           ---------       -----------
DECREASE IN CASH                                             (79,426)         (297,687)
CASH AT BEGINNING OF YEAR                                     81,297           378,984
                                                           ---------       -----------
CASH AT END OF YEAR                                        $   1,871       $    81,297
                                                           =========       ===========

SUPPLEMENTAL CASH FLOW INFORMATION (Note 12)

   The accompanying notes are an integral part of these financial statements.

                            GLOBETECH VENTURES CORP.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2002
                              (SEPTEMBER 30, 2001)

1.       NATURE OF BUSINESS AND CONTINUED OPERATIONS

         Globetech Ventures Corp. (the "Company") is incorporated under the laws of British Columbia, Canada and its principal business activities include the acquiring and developing of mineral properties and the processing of related mineral resources. During the year ended September 30, 1998, the Company determined that it was not feasible to continue its mineral property operations. The Company is currently pursuing and evaluating potential business ventures in the hi-tech field.

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. The Company had the following deficits and working capital (deficiency) as at the following dates:

                                                             Working Capital
                           Date               Deficit         (Deficiency)
                    ------------------     -------------     ---------------
                    September 30, 2002     $(28,764,976)       $(860,570)
                    September 30, 2001     $(28,445,263)       $(579,752)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a.   PRINCIPALS OF CONSOLIDATION

              These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sacolco (Pty) Ltd. ("Sacolco"), Glowing Green Minerals Ltd. ("Glowing"), and its 60% owned subsidiary Qasim Mining Enterprises Ltd. ("QMEL"). These consolidated financial statements also include the accounts of the wholly owned subsidiaries of Sacolco, Impro Metals (Pty) Ltd. and Sachemco (Pty) Ltd. All significant inter-company balances and transactions have been eliminated.

              During the year ended September 30, 1998, the Company determined that it was not feasible to continue the operations of Sacolco, Glowing and QMEL. Consequently, all net assets and related costs were written-off to operations (Note 10).

                            GLOBETECH VENTURES CORP.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2002
                              (SEPTEMBER 30, 2001)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         b.   TRANSLATION OF FOREIGN CURRENCIES

              Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

              i. Monetary items, at the rate of exchange prevailing as at the consolidated balance sheet date.

              ii.  Non-monetary items, at the historical rate of exchange.

              iii. Deferred exploration, development, and administration costs at the period average in which the transaction occurred.

         c.   NOTES RECEIVABLE

              Notes receivable are stated at the principal amount outstanding or at the Company's acquisition costs plus accrued interest.

              Interest income is recorded on an accrual basis except on notes receivable classified as impaired. Notes receivable are classified as impaired when there is no longer reasonable assurance as to the ultimate collectability of contractual principal or interest or when the interest or principal is 90 days past due, unless the note receivable is both well secured and in the process of collection. Notes receivable that are determined to be impaired are valued at the lower of estimated realizable amount based on the present value of expected future cash flows discounted at the interest rate inherent in the original note receivable or, at the fair value of the security underlying the note receivable less disposition costs.

         d.   PROPERTY, PLANT AND EQUIPMENT

              Property, plant and equipment are carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

                        Office equipment           20%
                        Computer equipment         30%

              In the year of acquisition, amortization is recorded at one-half the normal rate.

                            GLOBETECH VENTURES CORP.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2002
                              (SEPTEMBER 30, 2001)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         e.   INVESTMENTS

              The Company accounts for its investments in affiliated companies over which it has significant influence on the equity basis of accounting, whereby the investments are initially recorded at cost, adjusted to recognize the Company's share of earnings or losses of the investee company and reduced by dividends received. Declines in market value below costs are recognized when such declines are considered to be other than temporary.

         f.   INCENTIVE STOCK OPTION PLAN

              The Company has not adopted a formal incentive stock option plan, but has granted stock options as described in Note 11. No compensation expense is recognized when shares are issued or stock options are granted. Any consideration paid by individuals on exercise of stock options or purchase of shares is credited to share capital.

         g.   FUTURE INCOME TAXES

              Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts and their tax bases. Future income tax assets are reviewed annually, and are recognized for the benefit of any deductions, or losses available to be carried forward to future periods for tax purposes, that are more likely than not, to be realized. Future income tax assets and liabilities are measured using enacted, or substantively enacted tax rates, and are remeasured annually for changes in these rates. Changes to the carrying values of future income tax assets and liabilities are recognized in income in the period in which they occur.

         h.   LOSS PER SHARE

              Loss per share has been calculated using the weighted-average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

         i.   USE OF ESTIMATES

              The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

                            GLOBETECH VENTURES CORP.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2002
                              (SEPTEMBER 30, 2001)

3.       FINANCIAL INSTRUMENTS

         The Company's financial instruments consist of cash, account receivable, due from related party, accounts payable and accrued liabilities, due to related parties, loans from related parties and deposit. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.


4.       NOTES RECEIVABLE

                                                                    2002             2001
                                                                -----------      -----------
         US Dollar advances to Translationwave.com (Note 5)
         (2002 - US$558,800; 2001 - US$531,000)                 $   882,040      $   838,184
         Canadian Dollar advances to Translationwave.com            402,692          368,993
                                                                -----------      -----------
                                                                  1,284,732        1,207,177
         Accrued interest                                            83,213           83,213
                                                                -----------      -----------
                                                                  1,367,945        1,290,390
         Less: Allowance for impaired loans                      (1,367,945)      (1,290,390)
                                                                -----------      -----------
                                                                $     --         $     --
                                                                ===========      ===========


         Advances to Translationwave.com, a Nevada based company controlled by a relative of a director of the Company, are unsecured, bear interest at the Royal Bank of Canada prime rate plus 3% per annum and are due on demand.

         During the year ended September 30, 2001, the Company determined that the notes receivable were impaired. Consequently, an allowance for impairment has been recorded against the entire balance of notes receivable.


5.       INVESTMENT IN TRANSLATIONWAVE.COM

                                                            2002         2001
                                                          -------     ---------
         Acquisition of 20% of the outstanding common
         shares of Translationwave.com (US$125,000)       $  --       $ 192,075
         Equity loss from investment                         --        (102,449)
                                                          -------     ---------
                                                             --          89,626
         Write-down for decline in value                     --         (89,626)
                                                          -------     ---------
                                                          $  --       $    --
                                                          =======     =========

                            GLOBETECH VENTURES CORP.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2002
                              (SEPTEMBER 30, 2001)

5.       INVESTMENT IN TRANSLATIONWAVE.COM (CONT'D)

         On April 19, 2001, the Company acquired 20% of the issued and outstanding common shares of Translationwave.com, a company controlled by a relative of a director of the Company. As consideration, the Company issued 500,000 common shares at an agreed price of US$0.25 per share and advanced US$500,000 to Translationwave.com (Note 4). In addition, the Company had the exclusive option to purchase all of the remaining shares of Translationwave.com until April 19, 2002 at a price to be determined by obtaining a valuation of Translationwave.com. The investment was accounted for by the equity method.

         At September 30, 2001, the Company determined that the market value of the investment declined below the cost of the investment. This decline was determined to be other than temporary. Consequently, the remaining book value of the investment was written-down to $Nil.

         Subsequent to September 30, 2002 the Company acquired a 100% interest in Translationwave.com. At the effective date of acquisition the cost to acquire the investment and the net assets acquired was Nil.


6.       DUE FROM RELATED PARTY

         Amounts due from a corporation controlled by the President of the Company are unsecured, accrue no interest and have no fixed terms of repayment.

         The amount due was repaid subsequent to the year end.


7.       PROPERTY, PLANT AND EQUIPMENT

                                                                     2002           2001
                                                   Accumulated     Net Book       Net Book
                                      Cost        Amortization       Value          Value
                                    -------       ------------     --------       --------
         Office equipment           $ 5,222         $ 4,592         $  630         $  788
         Computer equipment          26,314          21,145          5,169          7,384
                                    -------         -------         ------         ------
                                    $31,536         $25,737         $5,799         $8,172
                                    =======         =======         ======         ======

8.       DUE TO RELATED PARTIES

         Amounts due to the President of the Company, a corporation controlled by the President of the Company and a relative of the President of the Company are unsecured, accrue no interest and have no fixed terms of repayment.

                            GLOBETECH VENTURES CORP.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2002
                              (SEPTEMBER 30, 2001)

9.      LOANS FROM RELATED PARTIES

                                                                          2002         2001
                                                                        --------     --------
         Companies with common directors
           Loan payable bearing interest at prime plus 3% per annum     $195,434     $187,398
           Loan payable bearing interest at 10% per annum                 17,764       11,619
         President
           Loan payable bearing interest at 10% per annum                278,216      157,411
         Relatives of the President
           Loan payable bearing interest at 10% per annum                 45,300       36,515
           Loan payable bearing interest at 10% per annum                 13,120         --
                                                                        --------     --------
                                                                        $549,834     $392,943
                                                                        ========     ========


10.      RECOVERY OF SUBSIDIARIES

                                                                         2002         2001
                                                                       -------      --------
         Recoveries from subsidiary assets previously written-off      $37,751      $118,748
                                                                       =======      ========



         By a Lease Agreement dated August 1, 2002, commencing August 15, 2002, the Company granted Broken Hill Minerals Limited ("BHM"), of Zambia, a lease over plant, equipment and premises located at Kabwe, Zambia for a period of 24 months for a rental of US$12,000 per month.

         In addition, the Company granted BHM an option to purchase the plant on or before August 1, 2004 for consideration of US$6,500,000.

         The Company has received US$24,000 (CDN$36,522) as a security deposit. The deposit, plus interest is repayable at the end of the lease.

         The plant, premises and equipment were previously written-off by the Company during the year ended September 30, 1998.

                            GLOBETECH VENTURES CORP.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2002
                              (SEPTEMBER 30, 2001)

11.      SHARE CAPITAL

         The authorized share capital of the Company consists of 20,000,000 common shares without par value.

         The Company has issued common shares of its capital stock as follows:

                                                           2002                                 2001
                                               -----------------------------         -----------------------------
                                               Number of                             Number of           Amount
                                                Shares             Amount             Shares            (Note 17)
                                               ---------         -----------         ---------         -----------
         Balance, Beginning of Year            9,489,939         $27,873,683         5,847,996         $26,397,601
         Issued During the Year for:
           Cash                                     --                  --           2,000,000             411,348
           Debt                                     --                  --             914,670             502,784
           Investment                               --                  --             500,000             192,075
           Share subscription advances              --                  --             227,273             369,875
                                               ---------         -----------         ---------         -----------
         Balance, End of Year                  9,489,939         $27,873,683         9,489,939         $27,873,683
                                               =========         ===========         =========         ===========

         TRANSACTIONS FOR THE ISSUE OF SHARE CAPITAL
         DURING THE YEAR ENDED SEPTEMBER 30, 2002:

         NIL.

         DURING THE YEAR ENDED SEPTEMBER 30, 2001:

         a. The Company issued 2,000,000 units at a price of US$0.15 per unit to complete a private placement financing for total proceeds of US$300,000 (CDN$456,840). Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitled the holder to purchase one additional common share of the Company at a price of US$0.30 per share on or before June 26, 2003. The Company paid finder's fees of US$30,000 (CDN$45,492) to a relative of a director relating to this private placement.

         b. The Company issued 500,000 common shares for the acquisition of an equity investment in the amount of $192,075 (Note 5).

         c. The Company issued 914,670 common shares for settlement of debts in the amount of $502,784.

         d. The Company issued 227,273 common shares for subscriptions previously received in advance of $369,875.

         STOCK OPTIONS:

         The Company currently has no formal long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

                            GLOBETECH VENTURES CORP.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2002
                              (SEPTEMBER 30, 2001)

11.      SHARE CAPITAL (CONT'D)

         A summary of the status of the Company's stock option plan as of September 30, 2002 and September 30, 2001, and changes during the years then ended is as follows:

                                                                  2002                            2001
                                                         ----------------------          ----------------------
                                                                       Weighted                        Weighted
                                                                        Average                         Average
                                                                       Exercise                        Exercise
                                                         Shares          Price            Shares         Price
                                                        --------        -------          -------        -------
         Options outstanding, beginning of year          510,000        US$1.75          533,400        US$1.75
         Forfeited/cancelled                            (315,000)          1.60          (23,400)          1.60
                                                        --------        -------          -------        -------
         Options outstanding, end of year                195,000        US$2.00          510,000        US$1.75
                                                        ========        =======          =======        =======


         As at September 30, 2002, the Company had outstanding stock options to acquire 195,000 shares at a price of US$2.00 on or before August 22, 2003.

         WARRANTS:

         As at September 30 2002, the Company had outstanding common share purchase warrants exercisable to acquire 2,000,000 common shares at a price of US$0.30 per common share on or before June 26, 2003.


12.      SUPPLEMENTAL CASH FLOW INFORMATION

         The Company incurred non-cash financing and investing activities during the years ended September 30, 2002 and September 30, 2001 as follows:


                                                  2002            2001
                                                --------       ---------
         Financing activities:
            Share capital issued for:
              Debts                             $   --         $ 502,784
              Investment                            --           192,075
              Share subscription advances           --           369,875
            Share subscription advances             --          (369,875)
                                                --------       ---------
                                                    --           694,859
                                                --------       ---------
         Investing activities:
              Investment                        $   --         $(192,075)
                                                --------       ---------

                            GLOBETECH VENTURES CORP.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2002
                              (SEPTEMBER 30, 2001)

13.      SEGMENTED INFORMATION

         The Company's only reportable segment during the years ended September 30, 2002 and September 30, 2001 has been the pursuing and evaluating of potential business ventures in the hi-tech field. All operations take place in Canada.

14.      CORPORATE INCOME TAX

         A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

                                                                         2002             2001
                                                                      ---------       -----------
         Loss before income taxes                                     $(319,713)      $(1,822,692)
                                                                      =========       ===========

         Income tax recovery at statutory rates                       $ 142,656       $   812,921
         Non-deductible items for tax purposes                          (35,664)         (662,131)
         Unrecognized benefit of non-capital loss carry-forwards       (106,992)         (150,790)
                                                                      ---------       -----------
         Income tax recovery                                          $    --         $      --
                                                                      =========       ===========

         The significant components of the Company's future income tax assets are as follows:

                                                                     2002              2001
                                                                 -----------       -----------
         Future income tax assets
            Capital assets                                       $    11,360       $     9,604
            Mineral properties                                       624,748           582,464
            Notes receivable                                         300,930           268,401
            Investment in Translationwave.com                         42,852            39,952
            Net capital losses available                           4,871,647         4,541,921
            Non-capital losses available for future periods        1,550,261         1,468,194
                                                                 -----------       -----------
                                                                   7,401,798         6,910,536
         Valuation allowance                                      (7,401,798)       (6,910,536)
                                                                 -----------       -----------
         Net future income tax asset                             $      --         $      --
                                                                 ===========       ===========

         The Company has incurred non-capital losses of approximately $3,474,000 which may be applied to reduce taxable income in future years. These non-capital losses will expire through 2009.

         In addition, the Company has net capital losses of approximately $10,918,000 which may be applied against taxable capital gains in the future. These net capital losses may be carried forward indefinitely.

         Also, the Company has available certain exploration and development expenditures to reduce taxable income of future years.

                            GLOBETECH VENTURES CORP.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2002
                              (SEPTEMBER 30, 2001)

14.      CORPORATE INCOME TAX (CONT'D)

         Future tax benefits which may arise as a result of these losses have been not recognized in these financial statements as they are not considered likely to be realized.

15.      RELATED PARTY TRANSACTIONS

         During the period ended September 30, 2002, the Company entered into the following transactions with related parties:

         a) Incurred management fees of $30,000 (2001 - $30,000) to a company controlled by the President of the Company.

         b) Incurred consulting fees of $38,151 (2001 - $73,644) to a relative of the President of the Company.

         c) Accrued interest of $35,293 (2001 - $28,795) on loans payable to the President of the Company, two relatives of the President of the Company and companies with common directors.

         d) Issued Nil (2001 - 606,212) common shares to a Director as settlement of debt in the amount of $Nil (2001 - $313,063).

         e) Issued Nil (2001 - 308,458) common shares to a relative of a Director as settlement of debt in the amount of $Nil (2001 - $189,721).

         f) Paid Finder's fees of $Nil (2001 - $45,492) to a relative of a director relating to the private placement of shares.

         All of the above transactions have been in the normal course of operation and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

16.      CONTINGENCIES

         Potential legal claims may exist between the Company and certain previous holders of the Company's convertible debentures related to certain obligations under the conversion terms of the convertible debentures. In the opinion of management, these claims are without merit and consequently no provision has been made for these claims in these consolidated financial statements.

17.      COMPARATIVE FIGURES

         The comparative figures for the year ended September 30, 2001 were audited by another auditor and have been reclassified where applicable to conform to the current presentation.

                                  FORM OF PROXY

     THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF GLOBETECH
     VENTURES CORP., (THE "COMPANY"), FOR THE ANNUAL GENERAL MEETING OF THE MEMBERS TO BE HELD ON MARCH 13, 2003.

     The undersigned, a registered Member of the Company, hereby appoints, Dilbagh Gujral, or failing him, C. Allan Brant, both Directors of the Company, or instead of either of them ______________________, as Proxy, with power of substitution to attend and vote for the undersigned at the Annual General Meeting of the Members of the Company to be held on March 13, 2003 and at any adjournment thereof. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

     The Proxyholder is hereby directed to vote on any poll as follows:

1. FOR ( ) OR WITHHOLD FROM VOTING FOR ( ) the appointment of Fernandez Young & Associates, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the directors.

2. FOR ( ) OR AGAINST ( ) the ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the directors and officers of the Company on its behalf since the last Annual General Meeting.

3.   FOR ( ) OR AGAINST ( ) determining the number of Directors at four.

4.   The election of the following as Directors:

     (a)  DILBAGH S. GUJRAL:            FOR ( ) OR WITHHOLD FROM VOTING ( )

     (b)  DONALD J. MACPHEE:            FOR ( ) OR WITHHOLD FROM VOTING ( )

     (c)  JAMES H. DIFFENDORFER:        FOR ( ) OR WITHHOLD FROM VOTING ( )

     (d)  C. ALLAN BRANT:               FOR ( ) OR WITHHOLD FROM VOTING ( )

5. FOR ( ) OR AGAINST ( ) authorizing the Board of Directors, in its sole discretion, to grant or amend stock options for insiders of the Company and/or its subsidiaries, at such prices and amounts and on such terms as may be acceptable to the applicable regulatory authorities.

NOTES:

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxy holder with respect to matters identified in the accompanying Notice of Meeting. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxy holder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

2. EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE ANNUAL GENERAL MEETING OF MEMBERS OTHER THAN THE MANAGEMENT NOMINEES.

     If you desire to designate as Proxy a person other than Dilbagh S. Gujral or C. Allan Brant, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3. A Proxy, to be valid, must be dated and signed by the Member or his attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Member, or by an officer or attorney of a corporate Member not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4. A Proxy, to be effective, must be deposited at the office of Gregory S. Yanke Law Corporation, 200 - 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.


                                    -----------------------------------------
                                    Signature


                                    -----------------------------------------
                                    Name (Please Print)


                                    -----------------------------------------
                                    Address

                                    NUMBER OF SHARES:
                                                      -----------------------



DATED this        day of                     , 2003.
           ------        -------------------

                      SUPPLEMENTAL MAILING LIST RETURN CARD

                                   RETURN CARD

TO:      GLOBETECH VENTURES CORP.


The undersigned certifies that he/she is the owner of securities of Globetech Ventures Corp. (the "Company") and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

DATED:
       ------------------------


                                    -----------------------------------------
                                    Signature


                                    -----------------------------------------
                                    Name - Please print


                                    -----------------------------------------
                                    Address


                                    -----------------------------------------



                                    -----------------------------------------
                                    E-mail Address


How would you prefer to receive the Company's interim financial statements (check one):

                                        via e-mail
                                    ---

                                        via regular mail
                                    ---

NOTE:

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to the office of the Company at 402 - 750 West Pender Street, Vancouver, British Columbia,V6C 2T7.